Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 29, 2017

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – June 7, 2017 – Village Super Market, Inc. (NASDAQ:VLGEA) today reported its results of operations for the third quarter ended April 29, 2017.

Net income was $6,015,000 in the third quarter of fiscal 2017 compared to $5,882,000 in the third quarter of the prior year. The third quarter of fiscal 2017 includes a $465,000 (net of tax) non-recurring credit received related to multi-employer health and welfare benefits. The third quarter of fiscal 2016 includes a $545,000 (net of tax) gain due to the recovery of insurance receivables related to Superstorm Sandy. Excluding these items from both periods, net income increased 4% in the third quarter of fiscal 2017 compared to the prior year due primarily to a higher gross profit percentage, lower operating and administrative expenses and lower sales in the first week of the third quarter of fiscal 2016 due to the impact of Winter Storm Jonas.

Sales were $391,984,000 in the third quarter of fiscal 2017 compared to $387,905,000 in the third quarter of the prior year.  Same store sales increased 1.1% due primarily to three competitor store closings, sales growth in recently remodeled and expanded stores in Stirling and Chester and low sales in the first week of the third quarter due to Winter Storm Jonas. These increases were partially offset by four competitor store openings and deflation, particularly in the meat, produce and dairy departments. Excluding the negative impact of Winter Storm Jonas on the first week of the third quarter of fiscal 2016, same store sales increased .4%. The Company expects same store sales in fiscal 2017 to range from a 1.0% decrease to flat.

Gross profit as a percentage of sales increased to 27.64% in the third quarter of fiscal 2017 compared to 27.52% in the third quarter of the prior year.

Operating and administrative expense as a percentage of sales decreased to 23.35% in the third quarter of fiscal 2017 compared to 23.42% in the third quarter of the prior year. The third quarter of fiscal 2017 includes a non-recurring credit received related to multi-employer health and welfare benefits (.20%). The third quarter of fiscal 2016 includes a gain for Superstorm Sandy insurance proceeds received (.24%). Excluding these items from both periods, operating and administrative expense as a percentage of sales decreased .11% compared to the third quarter of the prior year due primarily to decreased fringe benefit costs partially offset by increased payroll. Fringe benefit costs decreased due primarily to lower non-union pension expense and lower healthcare costs. Payroll costs increased due primarily to reduced operating leverage as a result of low same store sales growth and investments in service departments, including the newly remodeled Chester store.

Net income was $16,117,000 in the nine-month period of fiscal 2017 compared to $16,596,000 in the nine-month period of the prior year. The nine-month period of fiscal 2017 includes a $465,000 (net of tax) non-recurring credit received related to multi-employer health and welfare benefits. The nine-month period of fiscal 2016 includes a $545,000 (net of tax) gain due to the recovery of insurance receivables related to Superstorm Sandy. Excluding these items from both periods, net income decreased 2% in the nine-month period of fiscal 2017 compared to the prior year due primarily to a .3% decrease in same store sales.

Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on

Exhibit 99.1

pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 29, 2017	April 23, 2016	April 29, 2017	April 23, 2016

Sales	$391,984	$387,905	$1,193,891	$1,197,603

Cost of sales	283,648	281,167	869,668	872,653

Gross profit	108,336	106,738	324,223	324,950

Operating and administrative expense	91,536	90,851	277,060	277,432

Depreciation and amortization	6,062	5,822	18,358	17,840

Operating income	10,738	10,065	28,805	29,678

Interest expense	(1,111)	(1,122)	(3,343)	(3,375)

Interest income	726	659	2,063	1,788

Income before income taxes	10,353	9,602	27,525	28,091

Income taxes	4,338	3,720	11,408	11,495

Net income	$6,015	$5,882	$16,117	$16,596

Net income per share:
Class A common stock:
Basic	$0.47	$0.47	$1.27	$1.31
Diluted	$0.42	$0.42	$1.13	$1.17

Class B common stock:
Basic	$0.30	$0.30	$0.82	$0.85
Diluted	$0.30	$0.30	$0.82	$0.85

Gross profit as a % of sales	27.64%	27.52%	27.16%	27.13%
Operating and administrative expense as a % of sales	23.35%	23.42%	23.21%	23.17%